UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 9)

Procaps Group, S.A.

(Name of Issuer)

Ordinary Shares, nominal value of $0.01 per share

(Title of Class of Securities)

L7756P 102 (Ordinary Shares)

(CUSIP Number)

9 rue de Bitbourg, L-1273
Luxembourg
Grand Duchy of Luxembourg
R.C.S. Luxembourg: B253360
Tel : +356 7995-6138
(Address of Principal Executive Offices)

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

September 19, 2024

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Hoche Partners Pharma Holding S.A.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Grand Duchy of Luxembourg

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON	7	SOLE VOTING POWER 15,877,516
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 15,877,516
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,877,516*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.1%*
14	TYPE OF REPORTING PERSON (See Instructions) CO

*	See Item 5

Explanatory Note:

This Amendment No. 9 (“Amendment No. 9”) amends and supplements the statement on Schedule 13D of Hoche Partners Pharma Holding S.A. (the “Reporting Person” or “Hoche”) that was filed with the Securities and Exchange Commission (the “Commission”) on September 29, 2021 (the “Schedule 13D”), as amended by Amendment No. 1 to the Schedule 13D, filed with the Commission on January 12, 2024, as amended by Amendment No. 2 to the Schedule 13D, filed with the Commission on February 20, 2024, as amended by Amendment No. 3 to the Schedule 13D, filed with the Commission on July 22, 2024, as amended by Amendment No. 4 to the Schedule 13D, filed with the Commission on July 29, 2024, as amended by Amendment No. 5 to the Schedule 13D, filed with the Commission on August 8, 2024, as amended by Amendment No. 6 to the Schedule 13D, filed with the Commission on August 12, 2024, as amended by Amendment No. 7 to the Schedule 13D, filed with the Commission on August 23, 2024, and as further amended by Amendment No. 8 to the Schedule 13D, filed with the Commission on September 4, 2024, with respect to the ordinary shares, nominal value of $0.01 per share, of Procaps Group, S.A., (the “Issuer” or “Procaps”). Capitalized terms used but not defined herein have the meanings given to such terms in the Schedule 13D. This Amendment No. 9 is being filed for the purpose of publicly disclosing certain important developments in connection with the Reporting Person’s investment in Procaps. Except as set forth herein, the Schedule 13D is unmodified.

Item 4.	Purpose of the Transaction

Item 4 of the Schedule 13D is amended and supplemented as follows:

On September 18, 2024, Procaps issued a press release that disclosed issuance of an unsecured subordinated promissory note in the principal amount of $5,000,000 bearing interest at the rate of 8.5% per annum (the “Olvi Note”) to Olvi Investment Limited, an entity controlled by the majority shareholders. Jose Minski and Ruben Minski, current members of the board of directors of Procaps (the “Board”) are part of the group that controls Olvi. The press release is attached hereto as Exhibit 99.18.

Considering Procaps’ dire financial situation and operational challenges (as described in a letter to shareholders dated September 3, 2024 from the chief executive officer of Procaps), simultaneously with the Olvi Note, the Company should have demanded that the majority shareholders reimburse Procaps for all expenses and fees associated with the related party investigation. The press release is attached hereto as Exhibit 99.19.

Hoche’s perspective is that any attempt to seek reimbursement of expenses by the Board is being constantly repressed by the presence of members of the Minski family on the Board. In this regard, legal counsel to Hoche has sent a letter to Procaps outlining Hoche’s concerns, and again, directing the Board to make a demand for reimbursement. A copy of the letter is attached hereto as Exhibit 99.20.

Item 7.	Materials to be Filed as Exhibits.

Item 7 of the Schedule 13D is hereby amended by adding the following:

Exhibit 99.18 — Press release issued by Procaps Group, S.A., dated September 18, 2024 to the Form 6-K filed by Procaps Group, S.A. with the Securities and Exchange Commission on September 18, 2024.

Exhibit 99.19 — Press release issued by Procaps Group, S.A., dated September 03, 2024 to the Form 6-K filed by Procaps Group, S.A. with the Securities and Exchange Commission on September 03, 2024.

Exhibit 99.20 — Letter from Hoche Partners Pharma Holding S.A. to the Board of Directors of Procaps Group, S.A. dated September 18, 2024.

SIGNATURE

After reasonable inquiry and to the best of the Reporting Person’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: September 19, 2024

hoche partners pharma holding s.a.

By:	/s/ Roman Sokolowski
Name: Roman Sokolowski
Title: Director

Stonehage Fleming Corporate Service Luxembourg S.A., Director

By:	/s/ Alexander Ludbrook - Miles
Name: Alexander Ludbrook - Miles
Title: Director

By:	/s/ Ariane Vansimpsen
Name: Ariane Vansimpsen
Title: Director